HSW INTERNATIONAL, INC.

One Capital City Plaza

3350 Peachtree Road, suite 1500

Atlanta, GA  30326

October 18, 2007

VIA EDGAR and FEDEX

Mr. Robert S. Littlepage, Jr.

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3720

Washington, D.C. 20549

Re:                             HSW International, Inc.

Item 4.01 Form 8-K

Filed October 9, 2007

File No. 001-33720

Dear Mr. Littlepage:

                This letter is in response to your letter dated October 11, 2007, with respect to the above-referenced Form 8-K filed with the Commission on October 9, 2007.  The following comments correspond to the numbered comments in your letter.

1.                                  Clarify in your disclosures if September 19, 2007 is the date of resignation of your former accountants.  Also, we note your disclosures that there have been no disagreements with your former accountant, in connection with prior year audit, for the period from March 14, 2006 (date of inception) to December 31, 2006.  Please amend your filing to state, if true, that there have been no disagreements with your former accountant through the interim period from the date of the last audited financial statements to September 19, 2007, the date of resignation.  See Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE:                           An Amended Form 8-K was filed with the Commission on October 18, 2007, addressing your comments, and a marked copy of Item 4.01 has been included with the Federal Express copy of this letter for your convenience.

                HSW International, Inc., a Delaware corporation, hereby acknowledges that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

HSW International, Inc.

By:	/s/ Hank Adorno
Vice Chairman